

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Room 4561

July 19, 2006

G. Lynn Boggs, Chief Executive Officer
Goldleaf Financial Solutions, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027

> **RE:** **Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)**
> **Registration Statement on Form S-1/A**
> **File No. 333-133542**
> **Filed July 10, 2006**
>
> **Form 8-K filed on April 26, 2006**

Dear Mr. Boggs:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.

Prospectus Summary

1. Refer to prior comment 1 of our letter dated June 30, 2006. The url http://www2/fdic.gov/sdi/main.asp does not appear to be a functioning internet page. As a result, it does not appear as though the information you cite is currently available to the public free of charge. If the information is not available for no or nominal cost, we remind you that you should provide a consent for the use of the information or adopt it as the company's own. Revise as appropriate. As for the disclosure provided in reliance on information from Dun and Bradstreet, we note your response.

 "We may be unable to account for our acquisitions . . .", page 12

2. The subheading for this risk factor should be revised to indicate that the company in fact was not able to account for its acquisitions in a timely manner. Your current disclosure is fashioned on a going-forward basis. Revise as appropriate.

3. Refer to prior comment 5 of our letter June 30, 2005. We note the disclosure that you "believe that our failure to account for these acquisitions in a timely manner was primarily the result of our misapplication of accounting standards" and that you have remediated this "internal control weakness by adding additional internal controls." Please explain the impact of this weakness on your disclosure controls and procedures. Also tell us if the misapplication of accounting standards constituted a material weakness

in your internal control over financial reporting. Disclose in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the December 31, 2005 Form 10-K and the first quarter 10-Q despite this "internal control weakness." To the extent the "internal control weakness" did not constitute a material weakness, please provide us with a more complete description of how you made your determination that you did not need to prepare or file the required financial statements relating to the acquisitions and the processes that were in place that allowed you to make your determinations about the preparation and filing of required financial information. In this regard, we note that in response to prior comment 5, you tell us that your determinations regarding the preparation and filing of required financial information were made after consideration of materiality thresholds. In responding, please give appropriate consideration to the concept that your internal controls should work regardless of the materiality of your acquisitions.

4.   Please provide a materially complete description of the internal controls that were added as a result of the misapplication of accounting standards that caused the failure to account for the KVI, Captiva, and Goldleaf acquisitions in a timely manner. Include within your description a discussion of the factors you considered in determining that additional internal controls were necessary and how your consideration of these factors relates to your certifying officers conclusions about the effectiveness of your disclosure controls and procedures. Additionally, advise us as to how your second quarter Form 10-Q will address the changes to your internal controls in accordance with Item 308(c) of Regulation S-K.

Intellectual Property and Other Proprietary Rights, page 62

5.   We note your response to prior comment 8 of our letter dated June 30, 2006, which appears to conflict with the risk factor disclosure on page 16. In this regard, your response to prior comment 8 indicates that you assessed your intellectual property and/or technology that you license from third parties and concluded that you believe this information is "not material to your business." The risk factor on page 16, however, suggests significant reliance on third-party party technology. Please reconcile the apparent discrepancy in the response to our prior comment and your prospectus disclosure.

Financial Statements

Goldleaf Financial Solutions, Inc.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Revenue Recognition, page F-34

6.   We have considered your responses to prior comments 14 and 15 of our letter dated June 30, 2006 and do not believe that your current recognition pattern complies with paragraph 12 of SOP 97-2. However, since the amounts do not appear to be material if the policy had conformed to paragraph 12 of SOP 97-2, the Staff will not object to the company's accounting policy.

Note 4 – Sale of Bank Insurance Division, page F-43

7.   We have considered your response to prior comment 17 of our letter dated June 30, 2006, and do not believe that the correction of the error should be characterized as a "reclassification." Your current presentation reflects a 9.6% reduction in operating income from that originally reported. The Staff does not believe that consideration of qualitative factors is relevant in circumstances where a change of this magnitude results. Be advised, however, that gains and losses from the sale of operating assets should be reported within operations instead of other income. See SAB Topic 13.B., Question 1, footnote 68. The Staff will not object to your characterization of this change as a "reclassification" if your current presentation is revised to appropriately include this gain within operations (but outside of revenue) since the effect on certain subtotals would be immaterial.

Unaudited Interim Financial Statements of Captiva Solutions, LLC

8.   With regard to your revisions in response to prior comment 18 of our letter dated June 30, 2006, we have the following comments:

        a. With regard to the Balance Sheet presentation on page F-76, a black line should be inserted between the columns to clearly delineate that the cost basis of these entities is not comparable. That is, the September 30, 2005 column presents TBT assets after the application of purchase accounting and the December 30, 2004 column presents TBT assets at historical values. Revise accordingly.

        b. With regard to the Statements of Operations and Cash Flows on pages F-77 and F-78, the "Successor" (Captiva) financial information should include only the period from May 31, 2005 through September 30, 2005 (*i.e.*, post-acquisition period). Be advised that the post-acquisition period should include the combined companies only after the acquisition of TBT by Captiva and that for purposes of this presentation, the pre-acquisition Captiva shell is excluded. In addition, a black line should be inserted between the "Predecessor" and "Successor" columns to clearly identify the results of operations derived from each entity. Revise accordingly.

c. Revise to add disclosure regarding Captiva's acquisition of TBT in order to comply with paragraphs 51 and 52 of SFAS 141. The disclosure should provide a brief description of Captiva and should describe why TBT is a predecessor entity. In addition, the audited financial statements headings of the TBT entities should indicate that they are a Predecessor to Captiva.

d. Amend the Form 8-K filed on April 26, 2006 to include the revised Unaudited Interim Financial Statements of Captiva Solutions, LLC.

Audited Financial Statements of KVI Capital, Inc.

9. We have read your response to prior comment 20(a) of our letter dated June 30, 2006 and disagree with your method of applying Rule 3-06 of Regulation S-X that combines pre- and post-acquisition periods in an attempt to satisfy the requirements of Rule 3-05 of Regulation S-X. You are advised that the combining of any pre- and post-acquisition periods in order to meet the requirements of Rule 3-05 of Regulation S-X is not permitted without the concurrence of the Division of Corporation Finance's Office of the Chief Accountant. You should therefore amend to include the pre-acquisition financial statements of KVI Capital, Inc. that satisfy the requirements of Rule 3-05 of Regulation S-X.

Form 8-K filed on April 26, 2006

10. With regard to your response to prior comment 20(a) of our letter dated June 30, 2006, we disagree with your assessment of the KVI acquisition as immaterial as a basis for failing to comply with Rule 3-05 of Regulation S-X. We cannot waive the requirements of Form 8-K to provide the pre-acquisition financial statements of KVI for the periods required by Rule 3-05 of Regulation S-X. The age of financial statements required to be filed in Form 8-K should be determined by reference to the filing date of the Form 8-K initially reporting the consummation of the acquisition. If no filing was timely made, the age of the financial statements required should be determined by reference to the 4th business day after the consummation of the acquisition, the date on which the Form 8-K was due.

11. Refer to the immediately preceding two comments and advise us of the impact on your certifying officers' conclusions regarding your controls and procedures for periods covered by the December 31, 2005 Form 10-K and the first quarter 10-Q.

*   *   *   *

G. Lynn Boggs
Goldleaf Financial Solutions, Inc.
July 19, 2006
Page 5

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tammy Tangen at (202) 551-3443, Stephen Krikorian at (202) 551-3488, or Craig Wilson at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Charles D. Vaughn, Esq.
        by facsimile at 404-817-6085